SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————
Herbert H. Sommer Joel C. Schneider	Telephone (516) 228-8181 Facsimile (516) 228-8211

November 28, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Robert Telewicz
Senior Staff Accountant

Yolanda Crittendon
Staff Accountant

Re:	Arkados Group, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005

Ladies and Gentlemen:

This letter is submitted in response to the letter dated October 31, 2006 from the Staff of the Division of Corporation finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Company’s Form 10-KSB for the Fiscal Year Ended May 31, 2006. Please note that the Company’s fiscal year end is May 31 and not December 31, as the caption of the Staff’s comment letter reads. Responses are cross referenced to the Staff’s comment letter

Form 10-KSB

Financial Statements and Notes

Consolidated Statement of Stockholders’ Deficiency, page F-4

1. As set forth in more detail in the Company’s response to Comment 3 below, Miletos, Inc, acquired the assets of Enikia LLC in a public secured debt foreclosure sale in March 2004 and the Company acquired the assets of Miletos, Inc. by merging a wholly owned subsidiary with Miletos in May 2004. At the time of the foreclosure sale, Enikia and Miletos were under common control and, while prior to the merger the control group of Miletos did have an equity interest in the Company, as a result of the merger consideration consisting of shares of the Company’s common stock, the Miletos control group came to own approximately 53% of the outstanding equity of the Company on May 24, 2004. The acquisition of Enikia assets by

Securities and Exchange Commission November 28, 2006 Page 2

Miletos at a foreclosure sale is analogous to the acquisition of assets in a bankruptcy case because New Jersey law provides that the sale of assets by a secured creditor at public auction are free of the obligations of the debtor, in this case Enikia. The Company therefore presented equity of Enikia double barred in a manner analogous to a bankruptcy in the Company’s financial statements for the year ended May 24, 2004. For accounting purposes, both the acquisition of assets of Enikia by Miletos and the subsequent merger of Miletos with wholly owned subsidiary of the Company are reverse acquisitions, with Enikia as the predecessor entity having the continuing assets, liabilities and operations solely for SEC reporting purposes. Miletos had no operations and was formed for the purpose of acquiring secured notes issued by Enikia to certain members of the control group. While the Company had cash at the time of the merger, its business operations were nominal. Accordingly, the Company continues to present the shareholder equity of Enikia in the double barred manner consistent with such presentation of contained in the Company’s Form 10-KSB for the year ended May 31, 2004.

2. Unearned compensation is related to options issued to employees. The Company has considered paragraph 75 of SFAS 123(R) and proposes to eliminate the Unearned Compensation related to earlier equity awards against paid in capital on our future filings, as there is no change to the total stockholders deficiency for such elimination.

Note 1 Description of Business, page F-6

3.  The following facts were considered in reaching the conclusion that a common control relationship existed between Miletos, Inc. and Enikia LLC:

•
Andreas Typaldos (who became and now serves as the Company’s Chairman of the Board), Mr. Typaldos’ family limited partnerships and trusts (collectively, the “Typaldos Group” held a controlling majority of the equity interests of Enikia LLC and all of the secured debt issued by Enikia.

•	The Typaldos Group contributed the secured debt of Enikia owned by them in exchange for more than a majority of the outstanding stock of Miletos, Inc. when it was organized in February 2004.
•
Miletos called a default on the secured obligations of Enikia held by it in March 2004 and the assets of Enikia LLC were foreclosed upon, put up for public sale and purchased at auction by Miletos for the forgiveness of $4.0 million of the Enikia secured debt.

•
Miletos merged with a wholly-owned subsidiary of the Company in merger transaction negotiated at arms length between the former management of the Company and The Typaldos Group in May 2004. In the merger transaction, members of the Typaldos Group were issued shares which constituted approximately 53% of the outstanding voting stock of the Company after the merger.

Securities and Exchange Commission November 28, 2006 Page 3

Since (i) the Typaldos Group owned a majority interest in the assets and liabilities of Enikia, LLC and Miletos, Inc, (ii) Mr. Typaldos determined the amount of secured Enikia debt bid to be forgiven in exchange for the assets of Enikia at the public auction and (iii) Mr. Typaldos negotiated the terms of the subsequent merger of Miletos with a wholly owned subsidiary of the Company, the Company concluded that it followed the guidance under EITF 02-5, and SFAS 141 paragraph D12 for assets transferred under common control.

These common control issues and the accounting resulting therefrom is set forth in the Notes (1) and (10) of the Notes to the Consolidated Financial Statements of the Company filed as part of the Company’s Form 10-KSB Reports for the years ended May 31, 2005 and 2004. These transactions were also described in Item 1 to each Form 10-KSB.

Note 8 - Convertible Debentures and Related Party Payables, page F-14

2004 6% Convertible Notes, page F-14

4. The Company evaluated the conversion feature contained in these convertible notes under EITF 00-19 and determined that it did not constitute an embedded derivative. The Company reviewed the terms discussed for evaluating embedded derivatives under SFAS 133 and EITF 00-19, 00-27, 98-5 and 05-2 and concluded that there is no embedded derivative feature to value, as the conversion terms, although were not fixed, are limited to situations which are in the Company’s control. The following is an excerpt from the 2004 6% Convertible Debentures detailing the conversion terms (emphasis added):

“Option to Convert Principal and Interest into Equity Securities. The Company has disclosed to Holder, and Holder acknowledges, that the Company intends to offer securities of the Company (which may consist of voting stock or other securities convertible into Common Stock or warrants to obtain the Common Stock; hereafter, collectively, “Equity Securities”) for sale to one or more investors pursuant to a private offering. The Company hereby agrees not to complete such an offering of Equity Securities for a period of one year without first offering to Holder the opportunity to convert all or a portion of the total indebtedness under this Note (principal and all accrued interest hereafter “Total Indebtedness”) to the purchase of such Equity Securities upon the same terms offered to other investors, provided the Investor will not have the right to convert in the manner without the Company’s consent if: (i) the purchase price of the Equity Securities is less than $1.25 per share; and (ii) the principal and interest due on the Note is paid at the Closing of the Equity Offering in full. The Company shall give notice to Holder prior to any such sale, which notice shall fully disclose the material terms thereof, and Holder shall have a prior right and option for 5 days following receipt of such notice to convert all or any portion of the Total Indebtedness to the purchase of a portion of the Equity Securities.”

Securities and Exchange Commission November 28, 2006 Page 4

The conversion feature quoted only becomes operative if the Company voluntarily determined to consummate an offering. Even if the Company determined to consummate an offering, the holders of the notes had no conversion right without the Company’s consent if the purchase price was below $1.25 per share so long as the notes were paid in full. The conversion feature therefore operated more like a right of first refusal than a binding conversion feature for which the number of securities issuable upon conversion could not be determined or could exceed the number or type of securities of the Company authorized and unissued. All of these factors imply that there is a maximum number of shares issuable upon conversion of such debt, as the registrant could not under Delaware law offer to sell shares without having a sufficient number of authorized shares available to issue for such sale, including the conversion of these notes and according these exchange rights are not derivative. See paragraphs 19 through 21 of EITF 00-19.

In addition, $325,000 principal amount of 2004 6% convertible notes outstanding of as of May 31, 2006 and due to affiliates of Andreas Typaldos was exchange for new debentures due December 28, 2008 issued on June 30, 2006, as detailed in the Note 13 (b) Subsequent Events of the Notes to the Consolidated Financial Statements of the Company included in its Form 10-KSB Report for the year ended May 31, 2006. It is also detailed in Note 4 - Convertible Debentures and Related Party Payables of the Notes to the Unaudited Interim Consolidated Financial Statements of the Company included in its Form 10-QSB Report for the quarter ended August 31, 2006. The conversion terms and conditions of the 2004 - 6% Convertible Notes were eliminated by virtue of converting such debt into new 6% Secured Debentures debt instruments, on terms identical to the terms of such 6% Secured Debentures sold to unrelated third parties, as such debt was scheduled to mature in October 2006. The Company believes that the satisfaction of the 2004 6% convertible notes for no additional consideration or cash premium provides further support to the conclusion that there was no embedded conversion feature to value.

2005 6% Convertible Notes, page F-15

5. The Company evaluated the conversion feature of these notes under EITF 00-19 and determined that they did not have an embedded derivative. The Company reviewed the terms discussed for evaluating embedded derivatives under SFAS 133 and EITF 00-19, 00-27, 98-5 and 05-2. The Company concluded that there is no embedded derivative features to value, as the conversion terms were at a fixed price of $1.125 and $1.575 or $1.50 and $2.50. Such conversion terms are limited to two specific price levels and therefore place an ascertainable minimum price and maximum number of shares issuable. At the minimum price the number of shares issuable upon conversion is well below the number authorized and unissued shares of the Company’s common stock and therefore no derivative treatment is required. See paragraphs 19 through 21 of EITF 00-19. Since the Company determined that there is no derivative host instrument, it submits that its accounting for warrants issued together with the notes as a debt discount is correct under APB 14.

Securities and Exchange Commission November 28, 2006 Page 5

6% Secured Debentures, page F-15

6. The Company recognizes that the 6% Secured Convertible Debentures contain reset provisions operable only if the Company sells share of common or common stock equivalents at a price below $.85 per share. The Company reviewed the terms discussed for evaluating embedded derivatives under SFAS 133 and EITF 00-19, 00-27, 98-5 and 05-2 and concluded that there is no embedded derivative features to value, since triggering the reset provision is in the control of the management of the registrant and not the holder of the debt. The fixed conversion of $0.85 exceeded the market price of the Company’s common stock at the time of issue ($.63 and $.62 per share) which implies that there is a maximum number of shares issuable upon conversion of such debt, which is well within the limits of the unissued authorized shares of the registrant and therefore not a derivative. See paragraphs 19 through 21 of EITF 00-19. In addition EITF 98-5 paragraph 13, which relates to issues of debt conversion features, specifies that conversion terms that change upon a future event outside of the control of the holder are not to be recognized until the contingency is resolved. The Company therefore submits that the accounting for the 6% Secured Convertible Debentures is correct in the filings with the SEC, without any valuation to the conversion terms.

Item 8 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

There did not seem to be a comment on Item 8, please advise.

Item 8A - Controls and Procedures, page 35

7.  The Company disclosed that its internal and disclosure controls were not effective as of May 31, 2006 as well as highlighted various risks relating to such failure on p. 16 of the Form 10-KSB for the year ended May 31, 2006. As disclosed, such evaluation and conclusions were made during the course of the Company’s audit after close of the fourth fiscal quarter ended May 31, 2006 so that there was no remedial action or changes in internal controls occurring in the fourth quarter and therefore nothing to report in response to Item 308(c). Such remedial actions on the Company’s part and changes to internal controls were not implemented until after the filing of the Form 10-KSB report (October 10, 2006) and will be reported in the Company Form 10QSB report for the period ending November 30, 2006.

Closing Information

The Company acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the Company. The Company acknowledges that Staff comment or changes in response to Staff comment do not foreclose the Commission from taking any action with respect to a filing. The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission November 28, 2006 Page 6

We would appreciate an opportunity to resolve any remaining concerns the Staff may have in to complete this process at your earliest convenience.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior offices of the Company. Please direct any questions regarding legal responses to the undersigned at (516) 228-8181.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Herbert H. Sommer
Herbert H. Sommer

HHS/mr
cc: Oleg Logvinov